SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

March 17, 2021

Via Edgar

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re:	Hywin Holdings Ltd.

Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-253591)

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s Registration Statement (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). This Amendment No. 2 to the Registration Statement primarily updates the offering size and includes disclosure on certain historical administrative proceedings.

The Company will commence marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement in the week of March 22, 2021, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,

(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP